82-3026

04012010

**British Columbia Securities Commission**

BCSC

# QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

SUPPL

***Freedom of Information and Protection of Privacy Act:*** The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

## *ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | | | DATE OF REPORT Y | M | D |
|---|---|---|---|---|---|---|
| STINGRAY RESOURCES INC. (FORMERLY POSEIDON MINERALS LTD) | 03 | 10 | 31 | 03 | 12 | 22 |

| ISSUER ADDRESS | | | | |
|---|---|---|---|---|
| #910 – 55 UNIVERSITY AVENUE | | | | |
| CITY/ | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
| TORONTO | ON | M5J 2H7 | 416-368-7141 | 416-368-6240 |
| CONTACT PERSON | | CONTACT'S POSITION | | CONTACT TELEPHONE NO. |
| STEVE BRUNELLE | | DIRECTOR | | 416-368-6240 |
| CONTACT EMAIL ADDRESS | | WEB SITE ADDRESS | | |
| stingray@on.aibn.com | | www.stingrayresources.com | | |

## *CERTIFICATE*

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y | M | D |
|---|---|---|---|---|
| "PETER MORDAUNT" | PETER MORDAUNT | 03 | 12 | 22 |
| "STEVE BRUNELLE" | STEVE BRUNELLE | 03 | 12 | 22 |

FIN51-901F Rev.2000/12/19

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

dlw 1/13

SEC MAIL PROCESSING RECEIVED
JAN 07 2004
WASH. D.C. 155 SECTION

**STINGRAY RESOURCES INC.**
(FORMERLY POSEIDON MINERALS LTD.)
FORM 51-901F
OCTOBER 31, 2003

---

**SCHEDULE A: FINANCIAL INFORMATION**

See unaudited consolidated financial statements for the period ended October 31, 2003.

**SCHEDULE B: SUPPLEMENTARY INFORMATION**

1. a) **Mineral properties:**
   See Note 3 to the unaudited consolidated financial statements for the period ended October 31, 2003.

   b) **General and administrative expenses:**
   See unaudited consolidated financial statements for period ended October 31, 2003.

2. **Related party transactions:**
   See Note 5 to the unaudited consolidated financial statements for the period ended October 31, 2003.

3. **For the current fiscal year:**

   a) Summary of securities issued:
   See Note 4 to the unaudited consolidated financial statements for the period ended October 31, 2003.

   b) Summary of options granted:
   There were no options granted during the period.

4. **As at the end of the reporting period:**

   a) Authorized share capital:
   Unlimited common shares without par value.

   b) Shares issued, allotted and outstanding:
   See Note 4 to the unaudited consolidated financial statements for the period ended October 31, 2003.

   c) Options, warrants and convertible securities outstanding:
   NIL

   d) Number of escrow shares:
   Nil

5. **List of directors and officers:**

| | |
|---|---|
| President and Director | Peter Mordaunt |
| Vice President and Director | Steven Brunelle |
| Director | Michel Blouin |
| Director | June Ballant |
| Director | Mackenzie Watson |
| Vice President Finance | Edward J. Badida |

## SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

### 1. Description of business

The Company is involved in mineral exploration and development in Mexico.

### 2. Operations and financial condition

The Company is in the exploration phase and has no revenue generating operations. At October 31, 2003 the Company has cash on hand of $267,832 and accounts payable of $135,190.

During the period ended October 31, 2003 the Company recorded higher operating expenses related to the Company's reactivation and its search for a property of merit in Mexico. This resulted in a current period loss of $124,930 compared to the $42,020 loss for the same period last year.

### 3. Subsequent event

On December 18, 2003 the Company completed a private placement with Canaccord Capital Corporation and GMP Securities Ltd. (the "Agents") acting as co-agents.

The aggregate gross proceeds of the private placement was $7,000,000 from the sale of 7,000,000 units (the "Units"). Each Unit was priced at $1.00 and consisted of one common share and one half a share purchase warrant. Each whole warrant is exercisable for 24 months into a common share at a price of $1.50.

The Company paid a 6.5% commission to the Agents and issued warrants equal to 6.5% of the units issued pursuant to the private placement. Each warrant will be exercisable to acquire a common share at the Unit price of $1.00 for a period of 12 months.

### 4. Financing, principal purposes and milestones

Financing – See Item 3 above.

To date, all activities of the Company have been financed through equity (see Note 4 of financial statements). The Company's main assets include its' properties as described in Note 3 to the financial statements.

### 5. Liquidity and solvency

At October 31, 2003, the Company has a positive working capital of $132,642. The Company has no long term debt obligations.

See also Item 3 above.

STINGRAY RESOURCES INC.
(FORMERLY POSEIDON MINERALS LTD.)
**Consolidated Balance Sheets**

| | October 31, 2003 Unaudited | January 31, 2003 Audited |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 267,832 | $ 25,189 |
| Receivable | 5,742 | 538 |
| | 273,574 | 25,727 |
| **Mineral properties** | 106,377 | - |
| **Other asset** | 2,000 | 2,000 |
| | $ 381,951 | $ 27,727 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 135,190 | $ 157,722 |
| **Shareholders' equity** | | |
| Capital stock (Note 4) | 8,662,639 | 8,215,364 |
| Deficit | (8,415,878) | (8,345,359) |
| | 246,761 | (129,995) |
| | $ 381,951 | $ 27,727 |

**On behalf of the Board:**

*"Peter Mordaunt"*
Peter Mordaunt
Director

*"Steve Brunelle"*
Steve Brunelle
Director

The accompanying notes are an integral part of these financial statements.

**STINGRAY RESOURCES INC.**
(FORMERLY POSEIDON MINERALS LTD.)
**Consolidated Statements of Operations and Deficit**
**Unaudited**

| | 3 months ended October 31, 2003 | 3 months ended October 31, 2002 | 9 months ended October 31, 2003 | 9 months ended October 31, 2002 |
|---|---|---|---|---|
| **EXPENSES** | | | | |
| Administration fees | $ 600 | $ 3,000 | $ 3,600 | $ 11,500 |
| Interest | (88) | 627 | 1,371 | 8,929 |
| Property evaluation | 350 | - | 22,427 | 349 |
| Office rent, telephone and reception | 12,956 | 1,948 | 44,178 | 6,032 |
| Printing | 191 | 56 | 1,558 | 873 |
| Professional fees | - | 2,400 | 9,600 | 6,000 |
| Regulatory fees | 3,026 | - | 13,028 | 3,273 |
| Salaries | 7,155 | - | 9,323 | - |
| Shareholder communications | 25 | 100 | 1,490 | 1,610 |
| Transfer agent fees | 1,979 | 717 | 6,132 | 3,454 |
| Travel | 9,380 | - | 12,223 | - |
| | 35,574 | 8,848 | 124,930 | 42,020 |
| **Loss from operations** | (35,574) | (8,848) | (124,930) | (42,020) |
| **OTHER ITEMS** | | | | |
| Foregiveness of debt | - | - | 9,411 | - |
| Expenses recovered | 15,000 | - | 45,000 | - |
| | 15,000 | - | 54,411 | - |
| **Loss for the period** | (20,574) | (8,848) | (70,519) | (42,020) |
| **Deficit, beginning of period** | (8,395,304) | (8,370,661) | (8,345,359) | (8,337,489) |
| **Deficit, end of period** | $ (8,415,878) | $ (8,379,509) | $ (8,415,878) | $ (8,379,509) |
| **Income (Loss) per share** | $ 0.00 | $ (0.01) | $ (0.01) | $ (0.01) |

The accompanying notes are an integral part of these financial statements

STINGRAY RESOURCES INC.
(FORMERLY POSEIDON MINERALS LTD.)
**Consolidated Statements of Cash Flows**
**Unaudited**

| | 3 months ended October 31, 2003 | 3 months ended October 31, 2002 | 9 months ended October 31, 2003 | 9 months ended October 31, 2002 |
|---|---|---|---|---|
| **CASH PROVIDED BY (USED IN)** | | | | |
| **Operating activities** | | | | |
| Net loss for the period | $ (20,574) | $ (8,848) | $ (70,519) | $ (42,020) |
| Changes in non-cash working capital items: | | | | |
| (Increase ) decrease in receivables | (1,779) | 604 | (5,204) | 145 |
| Increase in accounts payable and accrued liabilities | 17,793 | 8,833 | 104,743 | 42,132 |
| **Net cash used in operating activities** | (4,560) | 589 | 29,020 | (33) |
| **Investing activities** | | | | |
| *Additions to mineral properties* | (106,377) | - | (106,377) | - |
| **Financing activities** | | | | |
| Issue of common shares | 320,000 | - | 320,000 | - |
| **Increase (decrease) in cash during the period** | 209,063 | 589 | 242,643 | (33) |
| **Cash - beginning of period** | 58,769 | 182 | 25,189 | 804 |
| **Cash - end of period** | $ 267,832 | $ 771 | $ 267,832 | $ 771 |

The accompanying notes are an integral part of these financial statements

## 1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was initially incorporated under the laws of British Columbia and on September 9, 2003 was continued under the Canada Business Corporations Act by Articles of Continuance.

The Company is engaged in the business of evaluation, acquisition and exploration of mining properties. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned significant revenue and is considered to be in the exploration and development stage.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

a) Principals of consolidation:

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, Minera Stingray S.A. de C.V. All intercompany transactions have been eliminated.

b) Cash and cash equivalents:

Cash and cash equivalents included those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

c) Mineral properties:

The Company considers its exploration costs to have the characteristics of property, plant and equipment and, as such, all costs related to mineral exploration are capitalized on a property-by-property basis. Such costs include acquisition, exploration, development and mining-related administration expenditures, net of any recoveries. Until the mineral properties are explored to a point where it has been determined that the mineral properties are or are not capable of being economically developed through assessable exploration results or measurable reserves, in management's opinion, it is impractical to assess the realization of exploration and development costs capitalized to the mineral properties.

When there is little prospect of future work on a property being carried out by the Company or its partners, the costs of the property will be charged to earnings.

The recoverability of amounts shown as mineral properties is dependent on the identification and determination of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production.

d) Foreign currency translation:

For Canadian operations, monetary assets and liabilities in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Amounts entering into results of operations are translated at rates in effect at the date of the transactions. The Company's foreign operation is integrated. Accordingly, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date, and the resulting foreign exchange gain or loss is taken into income and non-monetary assets and liabilities are translated at historical rates. Revenue and expense items other than amortization are translated at average exchange rates prevailing during the year. Amortization is translated using historical rates of its related assets.

e) Stock based compensation plan:

Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation costs for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair method had been adopted. The Company has elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to capital stock. There is no effect on the financial statements for the periods presented.

f) Future income taxes:

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment or enactments occur.

g) Loss per share:

The Company uses the treasury stock method in calculating diluted loss per share.

h) Financial instruments:

The Company's financial instruments recognized in the balance sheet consist of cash and cash equivalents, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

i) Use of estimates:

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Changes in estimates and assumptions will occur based on additional information and the occurrence of future events. Actual results could differ from those estimates.

## 3. MINERAL PROPERTIES

| | |
|---|---|
| Balance January 31, 2003 | $ - |
| Acquisition | 106,377 |
| Balance October 31, 2003 | $ 106,377 |

El Indio Property

On September 19, 2003 the Company completed an agreement with Minera Uruachic S.A. de C.V. whereby the Company can earn a 75% interest and become the operator of three gold exploration properties located in the Uruachic gold district, Chihuahua, Mexico. The Company can earn its interest over a seven year option period by making a series of cash payments totalling $500,000, annual stock payments totalling 250,000 common shares and expending $1,000,000 in exploration on the properties. In the first year the corporation will pay $25,000, issue 12,500 common shares and expend no less than $100,000 in exploration on the properties.

The Company will explore for gold and silver mineralization at the properties which are located within the Uruachic gold district northwest from the City of Chichuahua, State of Chihuahua, Mexico.

## 4. CAPITAL STOCK

| | Number of Shares | | Amount |
|---|---|---|---|
| **Authorized:** | | | |
| Unlimited number of common shares without nominal or per value | | | |
| **Issued and outstanding:** | | | |
| Balance January 31, 2001 | 5,923,233 | $ | 8,215,364 |
| Consolidation of the Corporation's share capital on a 2 old for 1 new share basis as approved by shareholders on July 23, 2003 | 2,961,617 | $ | 8,215,364 |
| Issued on settlement of debt | 636,374 | | 127,275 |
| Issued on conversion of debt related to a private placement | 2,133,333 | | 320,000 |
| | 5,731,324 | $ | 8,662,639 |

## 5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued $3,600 (2002 - $3,600) for rent to a company with directors in common.

b) Paid or accrued $9,600 (2002 - $6,600) in professional fees for accounting services to a company with directors in common.

Included in accounts payable at October 51, 2003 is $74,531 (2002 - $78,564) due to directors, companies controlled by directors and companies with directors in common.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

## 6. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows.

| | | October 31, 2003 | | October 31, 2002 |
|---|---|---|---|---|
| Loss for the period | $ | (70,519) | $ | (42,020) |
| Income tax recovery at statutory rates | $ | 28,207 | $ | 16,808 |
| Unrecognized benefit of non-capital losses | | (28,207) | | (16,808) |
| Total income taxes | $ | - | $ | - |

The significant components of the Company's future income tax assets are as follows:

| | | October 31, 2003 | | October 31, 2002 |
|---|---|---|---|---|
| Future income tax | | | | |
| Mineral properties | $ | 2,229,304 | $ | 2,229,304 |
| Loses available for future periods | | 213,194 | | 220,600 |
| | | 2,442,503 | | 2,449,904 |
| Valuation allowance | | (2,442,503) | | (2,449,904) |
| | $ | - | $ | - |

As at January 31, 2003, the Company has available for deduction against future taxable income non-capital losses of approximately $492,000. These losses, if utilized will expire 2110. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may rise as result of these non-capital losses and resources deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

## 7. SEGMENTED INFORMATION

The Company primarily operates in Mexico in the resource sector.

## SUBSEQUENT EVENT

On December 18, 2003 the Company completed a private placement with Canaccord Capital Corporation and GMP Securities Ltd. (the "Agents") acting as co-agents.

The aggregate gross proceeds of the private placement was $7,000,000 from the sale of 7,000,000 units (the "Units"). Each Unit was priced at $1.00 and consisted of one common share and one half a share purchase warrant. Each whole warrant is exercisable for 24 months into a common share at a price of $1.50.

The Company paid a 6.5% commission to the Agents and issued warrants equal to 6.5% of the units issued pursuant to the private placement. Each warrant will be exercisable to acquire a common share at the Unit price of $1.00 for a period of 12 months.